Mail Stop 4561


					May 25, 2006



John I. Bradshaw, Jr.
President and Chief Executive Officer
Century Realty Trust
320 North Meridian Street, Suite 823
Indianapolis, Indiana  46204

Re:	Century Realty Trust
	Preliminary Proxy Statement on Schedule 14A
	Filed May 9, 2006
	File No. 0-07716

	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 31, 2005
	File No.  0-07716

Dear Mr. Bradshaw:

      This is to advise you that we have conducted only a limited review of your proxy statement. Based on that limited review, we have the following comments.

General

Preliminary Proxy Statement on Schedule 14A

1. Please advise us why you believe that Buckingham Properties, Inc.
is not an affiliate within the meaning of Rule 13e-3. Please note that Rule 12b-2 of the Securities Exchange Act of 1934 defines an affiliate as a person that directly or indirectly controls or is controlled by the person specified. Control is defined as having "possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person...by contract, or otherwise." In this regard, we note that an affiliate of Buckingham Properties manages 13 of your 17 properties. Alternatively, file a Schedule 13E-3.
Summary Term Sheet, page 1

The Asset Sale, page 1

2. Please revise this section to include a discussion of the estimated amount of proceeds to be distributed to stockholders.
This
information should be prominent and easy for investors to read.

Proposal No. 1:  The Asset Sale, page 15

3. Please revise to include a tabular presentation that includes the estimated fair market value for each of your portfolio properties, any liabilities associated with the properties, and any penalties or expenses associated with the sale of the properties.

Background of the Sale of the Trust, page 15

4. You indicate in the third paragraph on page 16 that City Securities summarized the proposals of seven leading bidders to the board of trustees. Please revise to provide specific disclosure regarding each proposal, including all material terms. Further, you indicate in the fifth paragraph that certain bidders modified their proposals. Please revise to describe the modifications.

Form 10-K for the fiscal year ended December 31, 2004

5. Please revise your certifications filed as Exhibits 31.1 and
31.2
to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-K. Please also make conforming revisions to all subsequent Forms 10-Q and 10-K.

*  *  *  *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3495.

      Sincerely,



      Owen Pinkerton
      Senior Counsel

cc:	Philip L. McCool, Esq. (via facsimile)
	Sommer Barnard PC
John I. Bradshaw, Jr.
President and Chief Executive Officer
Century Realty Trust
May 25, 2006
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